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杭州联络互动信息科技股份有限公司

关于公司控股股东、实际控制人、董事长被采取留置措施的公告

本公司及董事会全体成员保证公告内容的真实、准确和完整，没有虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带法律责任。

杭州联络互动信息科技股份有限公司（以下简称“公司”）近日收到公司控股股东、实际控制人、董事长何志涛先生家属的通知，其收到海北州监察委员会签发的《留置通知书》和《立案通知书》，何志涛先生被立案调查并实施留置措施。

上述事项系针对公司董事长何志涛先生个人，公司拥有完善的治理结构及内部控制机制，日常经营管理由公司高管团队负责。目前公司其他董事、高管均正常履职，董事会依法履行相关职责，公司及下属公司各项经营活动一切正常，上述事项不会对公司正常生产经营造成重大不利影响。

截至本公告披露日，公司尚未知悉上述事项的进展及结论，公司将持续关注上述事项的进展情况，并严格按照有关法律、法规的规定和要求，及时履行信息披露义务。公司指定的信息披露平台为全国中小企业股份转让系统（www.neeq.com.cn），公司披露的信息均以在上述指定平台刊登的信息为准。请广大投资者理性投资，注意风险。

杭州联络互动信息科技股份有限公司

董事会

2026 年 1 月 8 日